Filed by Stantec Inc. pursuant to
Rule 425 under the Securities Act of 1933 and deemed
filed pursuant To Rule 14a-12 under the
Securities Exchange Act of 1934.
Subject Company: The Keith Companies, Inc.
Commission File No. 000-26561

This filing consists of answers to employee questions posted to the employee section of the www.stantec.com/keithco website, regarding the proposed combination of Stantec Inc. and The Keith Companies, Inc.

Additional Information and Where to Find It
In connection with the proposed transaction, Stantec and TKC will file a Registration Statement on Form F-4, a joint proxy statement/prospectus and other related documents with the Securities and Exchange Commission (the “SEC”). Stockholders of Stantec and TKC are advised to read these documents when they become available because they will contain important information. Stockholders of the companies may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov. These and such other documents may also be obtained for free from:

Stantec
10160-112 Street
Edmonton, Alberta, Canada, T5K 2L6
Phone: (780) 917-7000 Fax: (780) 917-7330

and from:

The Keith Companies
19 Technology Drive
Irvine, California, USA 92618-2334
Phone: (949) 923-6000 Fax: (949) 923-6121

Stantec and TKC and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with Stantec’s proposed acquisition of TKC. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding Stantec’s directors and executive officers is also included in its management information circular for its 2005 Annual Meeting of Shareholders, which was filed with the applicable securities commissions in Canada on or about March 31, 2005 and is available free of charge at the Canadian Securities Administrators’ web site at www.sedar.com or by contacting Stantec at the address or telephone number set forth above. Additional information regarding TKC’s directors and executive officers is also included its proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on or about April 12, 2005 and is available free of charge at the SEC’s web site at www.sec.gov or by contacting TKC at the address or telephone number set forth above.

CEO Forum Message — April 29
Message from Aram Keith

It has now been just over two weeks since we announced the signing of our merger agreement with Stantec and Stantec Consulting of California. The first week was a whirlwind for Tony Franceschini and me and I’m sure it was for many of you as well. Together he and I visited TKC’s Salt Lake City, Las Vegas, and Irvine offices while Mark Jackson, Jack Gorrie, and Guy LaPatourel, three of Stantec’s leadership from Kitchener, Ontario, met with management and some staff in Ann Arbor. The purpose of these meetings is to introduce Stantec to our personnel and respond to your questions regarding our pending merger. All these visits happened in a span of two days! Plans to have Tony or others visit other TKC offices are ongoing, but the pace will slow somewhat while other matters are also being addressed.

We truly appreciate the feedback and questions from both companies’ employees that we have received through the joint web site, by telephone and email, and in the many meetings and conversations we’ve had with employees since the announcement. I understand that there is a lot of uncertainty regarding benefits, 401(k) plans, compensation, and potential lay offs. I have been impressed with Stantec’s efforts to address your questions to the best that they can at this point. Together, we are trying to provide you with all the information you would like but unfortunately, we do not have all of the answers yet.

In the overall scheme of things, it is sometimes unwise to provide the level of detail about benefits and other things that many people are asking for until Stantec’s Human Resources team and ours have the opportunity to meet and go through a comprehensive comparison between our companies’ respective plans as Tony suggested in his first message. This process, which is beginning next week, could take several weeks to complete and it’s very important that it is not done hastily. I want to assure you that when we do know more, that information will be communicated to all TKC staff. I am very confident in Stantec’s commitment to review the overall compensation package for employees including pay, benefits, and everything else and be very fair with it when taken as a whole. Your benefits will remain unchanged through the time of the merger. You will know well in advance when any change to your benefits will occur after that, exactly what those benefits will consist of, and how the new plan differs from TKC’s. This also applies to other employment related questions you may that apply following the merger, including questions about compensation, 401(k) plans, and employment concerns. I thank-you for your patience and as soon as we know more about these subjects we will pass that information on to you.

It has been a great experience for me to work with a number of Stantec’s people as we have begun to formulate our initial integration plans. Everyone I have met has been tremendously helpful and professional and I’m sure when more of you start meeting Stantec representatives over the next few months you will feel the same. The dynamic and talented people I have worked with so far have confirmed my first impression of Stantec being a great company.

Please remember that we are working diligently to try and respond to your questions. I encourage you to keep sending us your feedback and inquiries. The feedback we receive will help us to keep you well informed during the period leading up to the close of the transaction and we hope will contribute to a smooth transition for you from TKC to Stantec.

To all our TKC employees — Thank-you for your hard work and dedication.

-Aram Keith

Cautionary Note Regarding Forward Looking Statements
This website contains forward-looking statements. In some cases, forward-looking statements can be identified by words such as “believe,” “expect,” “anticipate,” “plan,” “potential,” “continue” or similar expressions. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Some of the forward-looking statements contained in this press release include statements about the proposed Stantec and TKC merger; including statements that: (i) the merger will allow the combined company to realize strategic goals; (ii) the merger is expected to be accretive to earnings of the combined company; (iii) the merger will allow Stantec to increase its revenues from its United States operations by approximately 70%; (iv) the combination with TKC will allow Stantec opportunities to cross sell services to TKC’s client base; and (v) the TKC shareholders will realize a premium of approximately 30%. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if TKC does not receive required shareholder approvals, if Stantec is unable to list its stock on a major US exchange or either party fails to satisfy other conditions to closing, the merger will not be consummated. In addition, the combined companies may not realize all or any of the expected benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: global capital market activities, fluctuations in interest rates and currency values, the effects of war or terrorist activities, the effects of disease or illness on local, national, or international economies, the effects of disruptions to public infrastructure, such as transportation or communications, disruptions in power or water supply, industry and worldwide economic and political conditions, regulatory and statutory developments, the effects of competition in the geographic and business areas in which the companies operate, the actions of management, and technological changes. Actual results may differ materially from those contained in the forward-looking statements in this press release.